Exhibit 2.1

PLAN OF CONVERSION

OF

MITESCO, INC.

This Plan of Conversion (this “Plan of Conversion”) is adopted as of ________________, 2023 to convert Mitesco, Inc., a Delaware corporation (the “Converting Entity”), to a Nevada corporation to be known as “Mitesco, Inc.” (the “Converted Entity”).

1. Converting Entity. The Converting Entity is a corporation organized under the General Corporation Law of the State of Delaware (the “DGCL”).

2. Converted Entity. The Converted Entity shall be a corporation organized under Chapter 78 of the Nevada Revised Statutes (the “NRS”). The name of the Converted Entity shall be Mitesco, Inc.

3. The Conversion. The Converting Entity shall be converted to the Converted Entity (the “Conversion”) pursuant to Section 92A.195 of the NRS and Section 266 of the DGCL.

4. Filing of Conversion Documents; Effective Time. If this Plan of Conversion shall not have been terminated prior to the Effective Time, the Converting Entity shall cause (i) articles of conversion meeting the requirements of Section 92A.205 of the NRS (the “Articles of Conversion”) to be properly executed and filed in accordance with such section and (ii) a certificate of conversion meeting the requirements of Section 266 of the DGCL (the “Certificate of Conversion”) to be properly executed and filed in accordance with such section, and otherwise make all other filings or recordings as required by the NRS or DGCL in connection with the Conversion. The Conversion shall become effective at the time designated in the Articles of Conversion and Certificate of Conversion as the effective time of the Conversion (the “Effective Time”).

5. Articles of Incorporation and Bylaws. The Articles of Incorporation containing the Certificate of Designation of Series D, F, and X Preferred Stock (collectively, “Preferred Stock”) and Bylaws of the Converted Entity shall be in the forms attached hereto as Exhibits A and B, respectively.

6. Directors and Officers. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, the members of the Board and the officers of the Converting Entity holding their respective offices in the Converting Entity existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Converted Entity.

7. Effect of Conversion. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the NRS. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and Nevada, all of the rights, privileges, and powers of the Converting Entity, and all property, real, personal, and mixed, and all debts due to the Converting Entity, as well as all other things and causes of action belonging to the Converting Entity, shall remain vested in the Converted Entity and shall be the property of the Converted Entity, and all debts, liabilities, and duties of the Converting Entity shall remain attached to the Converted Entity, and may be enforced against the Converted Entity to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Converted Entity.

8. Effect on Capital Stock of Converting Entity. At the Effective Time, each outstanding share of the Common Stock, par value $0.01 per share, and each share of Series D Preferred Stock, Series F Preferred Stock, and Series X Preferred Stock, each par value $0.01 per share, of the Converting Entity shall, by virtue of the Conversion and without any action on the part of the holder thereof, be converted into one (1) share of the Common Stock, par value $0.01 per share, and one (1) share of the Series D, Series F, and Series X Preferred Stock, par value $0.01 per share, respectively, of the Converted Entity, such that each such holder of Common Stock and Preferred Stock of the Converting Entity will hold an equivalent number of shares of Common Stock and Preferred Stock, respectively, of the Converted Entity at the Effective Time. At and after the Effective Time, all of the outstanding certificates that immediately prior thereto represented shares of Common Stock and Preferred Stock of the Converting Entity shall be deemed for all purposes to evidence ownership of and to represent the respective shares of Common Stock and Preferred Stock, respectively, of the Converted Entity into which the shares represented by such certificates have been converted as herein provided and shall be so registered on the books and records of the Converted Entity or its transfer agent.

9. Effect on Other Securities of Converting Entity. At the Effective Time of the Conversion, all outstanding and unexercised portions of each option, warrant and security exercisable or convertible by its terms into the Common Stock of the Converting Entity (including convertible promissory notes), whether vested or unvested, which is outstanding immediately prior to the Effective Time (each, a “Convertible Security”), shall be deemed to constitute an option, warrant or convertible security, as the case may be, to acquire the same number of shares of the Common Stock of the Converted Entity as the holder of such Convertible Security would have been entitled to receive had such holder exercised or converted such Convertible Security in full immediately prior to the Effective Time (not taking into account whether such Convertible Security was in fact exercisable or convertible at such time), at the same exercise/conversion price per share, and shall, to the extent permitted by law and otherwise reasonably practicable, have the same term, exercisability, vesting schedule, status and all other material terms and conditions.

10. Termination; Abandonment. At any time before the Effective Time, this Plan of Conversion may be terminated and the Conversion may be abandoned, or the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of the Converting Entity, such action would be in the best interests of the Converting Entity. In the event of termination of this Plan of Conversion, this Plan of Conversion shall become void and of no effect.

11. Tax Reporting. The Conversion is intended to be a “reorganization” for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Plan of Conversion is hereby adopted as a “plan of reorganization” for purposes of the Section 368(a)(1)(F) of the Code.

12. Governing Law. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

13. Approval. The Board of Directors of the Converting Entity (the “Board”) has (i) determined that the Conversion is advisable and in the best interests of the Converting Entity and its stockholders and recommended the approval of the Conversion by the stockholders of the Converting Entity and (ii) approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Converted Entity, the Certificate of Conversion and the Articles of Conversion.

The stockholders of the Converting Entity have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation.